COMMENTS RECEIVED ON OCTOBER 12, 2005

FROM CHRISTIAN SANDOE

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Intermediate Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 70

1. "Investment Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

C: The Staff would like us to address the credit quality of an issuer as a risk.

R: We believe the current disclosure is appropriate, as it summarizes the risks (i.e., that security values can be more volatile or perform differently than the market as a whole) to which the fund is subject. We do not believe "Investment Summary" is the appropriate section in which to explain that changes in credit quality can contribute to these risks. Instead, we believe "Investment Details" is the appropriate section to do that, and we note that current disclosure in that section provides: "Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can affect a security's or instrument's credit quality or value." We note that credit risk is an issuer specific risk, and we believe that the current disclosure adequately brings it to the shareholder's attention. However, since the Staff has made similar comments previously, we will consider whether a disclosure change would be appropriate in future revisions.

2. "Fee Table" (prospectuses)

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

3. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities, and may use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices, interest rates, or other factors that affect security values. FMR may invest the fund's assets in municipal debt securities by investing in other funds. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff suggests that these are not principal strategies and they should be deleted from this section and possibly moved into a newly created section.

R: We believe that the phrase "[i]n addition to the principal investment strategies discussed above" added to the disclosure pursuant to the Staff's previous comments, adequately conveys that the strategies that follow are not currently considered principal. In addition, General Instruction C.(3)(b) permits a fund to include in its prospectus (except in the Item 2 and Item 3 sections of the prospectus) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. We feel the disclosure provides shareholders with additional significant information about the fund's strategies and propose to retain it in this section.

4. "Valuing Shares" (prospectuses)

C: The Staff would like us to describe the effects of fair value pricing.

R: We call the Staff's attention to the disclosure currently presented in the last paragraph of the "Valuing Shares" section. We note that the Instruction to Item 6(a)(1) of Form N-1A states that a fund must provide a brief explanation of the circumstances under which it will use fair value pricing and the effects of fair value pricing. We believe that our current disclosure on fair value pricing is responsive to this disclosure requirement.

5. "Management Contract" (SAI)

"The portion of the portfolio manager's bonus that is linked to the fund's pre-tax investment performance is measured against the Lehman Brothers 1-17 Year Municipal Bond Index. The portfolio manager's bonus is based on several components calculated separately over his tenure over a measurement period that eventually encompasses a period of up to three years. The primary components of the portfolio manager's bonus are based on (i) the pre-tax investment performance of the portfolio manager's fund(s) and account(s) relative to a benchmark index assigned to each fund or account, and (ii) the investment performance of other FMR municipal bond funds and accounts."

C: The Staff believes disclosure should i) explain the link between the portfolio manager's bonus compensation and other funds he manages and other funds within the same group as the fund he manages, and ii) the time periods to which the bonus compensation is based.

R: In response to the Staff's comments, we have revised the disclosure as follows (underlined added, [bracketed] deleted):

"The portfolio manager's base salary is determined by level of responsibility and tenure at FMR or its affiliates. [The portion of the portfolio manager's bonus that is linked to the fund's pre-tax investment performance is measured against the Lehman Brothers 1-17 Year Municipal Bond Index.] The portfolio manager's bonus is based on several components. Each component is calculated separately [over his tenure] over a measurement period, [that] initially contemporaneous with his tenure on the fund(s) and account(s) he manages, but which eventually encompasses a rolling period of up to three years. The primary components of the portfolio manager's bonus are based on (i) the pre-tax investment performance of the portfolio manager's fund(s) and account(s) relative to a benchmark index assigned to each fund or account, which investment performance is weighted according to the time period during which the portfolio manager has managed the fund(s) and account(s) and the average asset size of those fund(s) and account(s) during that period, and (ii) the investment performance of other FMR municipal bond funds and accounts. The portion of the portfolio manager's bonus that is linked to the fund's pre-tax investment performance is measured against the Lehman Brothers 1-17 Year Municipal Bond Index. A subjective component of the portfolio manager's bonus is based on the portfolio manager's overall contribution to management of FMR. The portfolio manager also is compensated under equity-based compensation plans linked to increases or decreases in the net asset value of the stock of FMR Corp., FMR's parent company. FMR Corp. is a diverse financial services company engaged in various activities that include fund management, brokerage, retirement and employer administrative services."

6. Tandy (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.